United States securities and exchange commission logo





                              May 18, 2022

       Rick Burnett
       Chief Executive Officer
       Laneaxis, Inc.
       520 Newport Center Drive, Suite 670
       Newport Beach, CA 92660

                                                        Re: Laneaxis, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed April 28,
2022
                                                            File No. 024-11871

       Dear Mr. Burnett:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       Summary
       Blockchain Technology meets LaneAxis and Vice Versa, page 3

   1. Please provide a plain-English definition of blockchain and include a more detailed explanation of how your
business utilizes blockchain technology.
   2. Please provide a discussion regarding Ethereum gas fees and any other costs associated with the creation and
transfer of NFTs or other crypto assets. To the extent available, be sure to include a
detailed discussion of the current average fees per transaction and how an increase in the fees
would impact your business. In addition, discuss the feasibility of your NFT business model
in light of the Ethereum gas prices and fees.
 Rick Burnett
FirstName  LastNameRick Burnett
Laneaxis, Inc.
Comapany
May        NameLaneaxis, Inc.
     18, 2022
May 18,
Page 2 2022 Page 2
FirstName LastName
3. We note that you intend to utilize smart contracts to self-execute Certificates of Insurance
         ("COI") underlying NFTs. Include risk factor disclosure regarding the risk of coding errors or security vulnerabilities within the smart contracts and provide a more complete discussion regarding smart contract functionality and limits.
4. We note your disclosure that, "The LaneAxis blockchain will be built on the Ethereum
         blockchain, but critically can be critically    paired    to other
existing blockchain
         platforms." Please elaborate what it means to "pair" to other blockchain networks and what this would mean in regards to your business. Additionally, to the extent you intend to utilize other blockchains for minting NFTs, please provide a discussion regarding the functionality differences between those blockchains and Ethereum. Be sure to include a discussion of the impact of transaction fees, lack of liquidity, and volatility as it relates to your network.
5. We note that you've developed a "proprietary" blockchain and that only "permissioned supply chain partners" will be able to access the ledger. Given that your network is being developed on the Ethereum blockchain, please clarify the nature of your network. For example, discuss whether your network will be permissioned or not. Additionally, please disclose whether any crypto assets, that are or may be utilized on the network, will be transferrable outside the network.
6. Please provide us with your detailed legal analysis as to why your NFT business does not involve the offer and sale of securities within the meaning of Section 2(a)(1) of the
         Securities Act of 1933, the offer and sale of which should be registered under the Act.
         Your analysis should address the NFTs themselves and the program or ecosystem through which the NFTs are being issued. See Gary Plastic Packaging Corp. v. Merrill Lynch,
         Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985).
Description of Business
General, page 31

7. We note that as your blockchain-powered "brokerless" network matures, "non-fungible
         tokens (   NFTs   ) may be integrated for purposes of verifying
Certificates of Insurance
         held by carriers." Disclose any risks relating to the operation of such a platform and any regulatory requirements with which you are or may be required to comply. For example, discuss whether your network would be considered a "money transmitter" requiring registration as a money services business pursuant to FinCEN requirements. As another example, discuss the impact of high gas and transaction fees, lack of liquidity, grand volatility as it relates to the network.
8. Please clarify which blockchain and standard will be used to create the NFTs. For example, to the extent true, please disclose if you intend to use the ERC-721 standard.
9. Given your future plans to mint COIs as NFTs, please disclose if any other crypto assets are or may be used within your network.
 Rick Burnett
Laneaxis, Inc.
May 18, 2022
Page 3
10. Please provide in the filing a description of your internal processes for how you determine, or will determine as you expand your business, whether particular crypto assets
       (including NFTs) are securities within the meaning of the U.S. federal securities laws.
       Please also clarify that such processes are risk-based assessments made by the company and are not a legal standard or binding on any regulatory body or court. Further, please include a risk factor addressing the uncertainty of such assessments and the consequences of making an incorrect assessment or a regulatory body or court disagreeing with the
       company   s assessment. Finally, please address the potential regulatory risks under the
       U.S. federal securities laws if such crypto assets are determined to be securities, such as compliance with Section 5 of the Securities Act or whether the company could become subject to regulation as a national securities exchange or as a broker-dealer under the
       Securities Exchange Act of 1934.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Joshua Shainess, Legal
Branch Chief, at 202-551-7951 with any questions.



                                                             Sincerely,
FirstName LastNameRick Burnett
                                                             Division of
Corporation Finance
Comapany NameLaneaxis, Inc.
                                                             Office of
Technology
May 18, 2022 Page 3
cc:       Jonathan Shechter
FirstName LastName